UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 32085 / April 20, 2016

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In the Matter of   :
                                                                         :
MEEDER PREMIER PORTFOLIOS   :
6125 Memorial Drive   :
Dublin, Ohio 43017   :
                                                                         :
(811-21424)   :
                                                                         :
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ORDER UNDER SECTION 8(f) OF THE INVESTMENT COMPANY ACT OF 1940
DECLARING THAT APPLICANT HAS CEASED TO BE AN INVESTMENT COMPANY

Above named applicant filed an application on February 1, 2016, and amendments on March 1, 2016 and March 9, 2016, requesting an order under section 8(f) of the Act declaring that it has ceased to be an investment company.

On March 25, 2016, a notice of filing of the application was issued (Investment Company Act Release No. 32051). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that applicant has ceased to be an investment company. Accordingly,

IT IS ORDERED, under section 8(f) of the Act, that applicant's registration under the Act shall forthwith cease to be in effect.

For the Commission, by the Division of Investment Management, under delegated authority.

                                                    Robert W. Errett
                                                    Deputy Secretary